

Mailstop 3233

April 18, 2017

Via E-mail
Heidi R. Roth
Chief Accounting Officer
Kilroy Realty Corporation
Kilroy Realty, L.P.
12200 W. Olympic Boulevard, Suite 200
Los Angeles, CA 90064

   Re: **Kilroy Realty Corporation**
      Kilroy Realty, L.P.
      Form 10-K for Fiscal Year Ended
      December 31, 2016
      Filed February 15, 2017
      Form 8-K
      Filed February 7, 2017
      File No. 001-12675

Dear Ms. Roth:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K, filed February 7, 2017

Exhibit 99.1

1. On page 29, we note your disclosure stating that you could not provide a reconciliation of your 2017 FFO Guidance, without unreasonable effort. Please explain to us why you no longer believe a reconciliation is possible in light of the fact that you were able to provide such reconciliation in prior periods.

2. On page 35 we note that your NOI reconciliations to GAAP measures begin with NOI and end with Net Income. Please revise future filings to start your reconciliation with the GAAP measure of Net Income in order to comply with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3468 if you have any questions.
.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities